U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                                               Commission File Number 333-60362
                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K
[ ] Form 10-Q and Form 10-QSB [  ] Form N-SAR
For Period Ended: September 30, 2001
[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:     N/A

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above,
identify the Items(s) to which the notification relates:     N/A

                          Part I-Registrant Information
Full name of registrant  Neuro Bioscience, Inc.

Former name if applicable      Mortgage Professionals Lead Source, Inc.
Address of principal executive office (Street and Number)   1251 Avenue of the
Americas, Suite 29
City, State and Zip Code         New York, NY   10020

                        Part II-Rules 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [X]  (c)   The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                               Part III-Narrative
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period:

The auditors were unable to complete the Financial Statements required for this filing by the due date prescribed. Further, the company was unable to supply the auditors all of the necessary source information to complete this Financial Statements in a timely manner, but the 10-KSB will be filed within the extension period with current audited Financial Statements through December 31, 2002.


                            Part IV-Other Information
     (1) Name and telephone number of person to contact in regard to this notification
       Julian D. Jensen, Attorney for Registrant        (801) 531-6600
       -----------------------------------------        --------------
                       (Name)                   (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [X] Yes  [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [   ] Yes  [X] No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Not applicable
                             Neuro Bioscience, Inc.
                             ----------------------
                  (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   March 28, 2003             By  /s/  Alan G. R. Bowen
                                     ------------------------
                                         Mr. Alan G. R. Bowen
                                         President







HANSEN, BARNETT & MAXWELL                        (801) 532-2200
A Professional Corporation                     Fax (801) 532-7944
CERTIFIED PUBLIC ACCOUNTANTS               5 Triad Center, Suite 750
                                        Salt Lake City, Utah 84180-1128
                                                www.hbmcpas.com

March 31, 2003



To the Board of Directors and Stockholders
Neuro Bioscience, Inc.


Neuro Bioscience, Inc. was unable to complete the preparation of their financial statements and were unable to provide accounting information specific to various accounts in sufficient time to enable the audit of their December 31, 2002 financial statements to be completed at this date. It is anticipated the financial statements and our audit report will be available by April 15, 2003, although no assurance can be given.


                                  /s/ HANSEN, BARNETT & MAXWELL